SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2004

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Share Offering by NTT Urban Development Co.

On October 25, 2004, the registrant issued a press release announcing details of NTT’s domestic sale of common stock in its subsidiary, NTT Urban Development Co., in conjunction with the listing of NTT Urban Development Co. on the Tokyo Stock Exchange. Attached is a copy of the press release.

The consolidated financial information included in the press release was prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information included in the press release was prepared on the basis of accounting principles generally accepted in Japan and will not be directly comparable to financial information prepared on the basis of accounting principles generally accepted in the United States.

The financial information included in the attached copy of the press release contains forward-looking statements. The registrant desires to qualify for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby furnishing cautionary statements identifying important factors that could cause the registrant and its subsidiaries’ actual results to differ materially from those set forth in the attachment.

The financial information is based on a series of assumptions, projections, estimates, judgments and beliefs of the registrant’s management in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the registrant’s future business operation, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the success of new products, services and new business, and other changes in circumstances that could cause the registrant’s actual results to differ materially from these forecasts.

No assurance can be given that the registrant and its subsidiaries’ actual results will not vary significantly from projected estimates.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Shigehito Katsuki
	Name:	Shigehito Katsuki
	Title:	General Manager
Department IV

Date: October 25, 2004

October 25, 2004

Listing of Subsidiary: Profit Forecast for Sale of Shares

NTT is expected to sell its shares of common stock in its subsidiary, NTT Urban Development Co., in conjunction with the listing of NTT Urban Development Co. on the Tokyo Stock Exchange. The share price and other conditions for the offering were finalized today.

NTT is pleased to announce its profit forecast for the sale of the shares and other details related to the offering, as set out below.

1. Outline of the offering (shares sold by NTT)

(1) No. of shares	66,000 shares of common stock (No. of shares purchased and offered by underwriters)
(In addition to the above shares, up to 21,000 shares of common stock may be over-allotted)
Note: Apart from shares sold by NTT, 132,000 shares of common stock, newly issued by NTT Urban Development Co., are to be offered as well.
(2) Offer price	450,000 yen per share
(3) Application period	Tuesday, October 26, 2004 to Friday, October 29, 2004
(4) Stock delivery date	Thursday, November 4, 2004

2. Profit forecast for sale of shares

Profit on the sale of shares (including the over-allotted shares) in NTT Urban Development is forecasted to be approximately 33 billion yen on a non-consolidated basis and approximately 28 billion yen on a consolidated basis.

3. Projected Financial Results

The non-consolidated and consolidated financial forecast for FY 2005 (FY ending March 31, 2005), including the impact of this share offering, is scheduled to be announced on November 10 together with the FY 2005 interim results.

For further inquiries please contact:

Corporate Operations, Department I

Nippon Telegraph and Telephone Corporation

Phone: +81-3-5205-5122

Fax: +81-3-5205-5129

E-mail: ki-ope@hco.ntt.co.jp

(Note)

This release and the information contained herein is not an offer to sell securities in the United States. Securities may not be offered or sold in the United States unless registered pursuant to the United States Securities Act of 1933, as amended (the “Securities Act”) or exempt from such registration requirement. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about our company and management, as well as financial statements. No money, securities or other consideration is being solicited by this release or the information contained herein and, if sent in response to this release or the information contained herein will not be accepted.